Exhibit 99.1

Nevada Geothermal Power Inc. Provides Update on Blue Mountain Geothermal Power Project

VANCOUVER, B.C. (August 27, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to provide the following update on Phase 1 development activities at its Blue Mountain, Faulkner I, 49.5 MW (gross) renewable energy geothermal power project.

A financing facility for the construction of the 49.5 MW Blue Mountain Faulkner I project in Nevada is expected to close shortly. NGP continues to maintain project timelines and terms with Ormat Technologies.

NGP has all the necessary permits for initial construction work, which is scheduled to commence in September 2008. NGP’s wholly owned subsidiary, NGP Blue Mountain I LLC (NGP I), was issued a Limited Permit to Construct from the Public Utilities Commission of Nevada (PUC) at the Blue Mountain geothermal project on July 11, 2008. The grant of permit under the Utility Environmental Protection Act (UEPA) allows NGP I to grade the site and complete the foundations for the geothermal power plant.

Step-out Well 58-15, located 4,600 feet (1,402 meters) west of earlier production wells and originally planned for geothermal fluid re-injection, will be completed as a high-temperature production well. Production and injection tests conducted by GeothermEx indicate that Well 58-15 encountered reservoir fluid at 415°F (213°C), the highest temperatures yet measured at Blue Mountain, in a highly permeable zone at 5,600 feet (1,707 metres).  The new production well location opens up the possibility of several fill-in production wells between Well 58-15 and other production wells already drilled by NGP.

The capacity of Well 58-15 flowing unassisted (unpumped) is estimated by GeothermEx at approximately 5.5 MW, net of parasitic power required for the power plant. Pumping was not considered by GeothermEx because of the higher temperature fluids. However, NGP is working with specialist consultants to assess the viability of pumping Well 58-15 utilizing line-shaft pumps equipped for high temperature service. If pumping proves feasible, Well 58-15 could produce approximately 10 MW (gross) or 7.5 MW (net) of power plant and pump loads.

During drilling, Well 58-15 identified shallow injection potential (the zone has been cased) in the interval between 1200 – 1600 feet (366 - 488 meters).  The shallow permeable zone for injection contains much lower fluid temperatures and is separated from the deep production zone by a 3,000 foot thickness of impermeable rock. The shallow zone will be a primary target for future shallow injection wells to be drilled in the “West Injection Area.”

The acid stimulation testing for Well 44-14 has been successfully completed. Well 44-14 will be re-entered and deepened to possibly tap the same deeper fault structure that was intersected in Well 58-14.

Injection Well 13-11 has been drilled to a depth of 7,162 feet (2,183 meters); however, the target fault was not found. A sidetrack well, or second leg, will be drilled at an angle to the west from below the casing shoe (2,025 feet, 617 meters) to intersect the projected target.

NGP has temporarily suspended drilling at Blue Mountain, having completed its equity contribution for the power project budget. The ThermaSource rig remains at the site, with drilling to resume in September.  NGP is on track to complete the project, including resource drilling, transmission line installation, and pipeline and power plant construction by December 31, 2009.

About Nevada Geothermal Power Inc.:  Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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